Bio-Solutions, Corp.

[Stationary]

September 26, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:

Re:

Bio-Solutions Corp.   (the “Company”)

Form 10-K/A-1 for the Fiscal Year Ended December 31, 2011 filed April 20, 2011

Form 10-Q for the Fiscal Quarter Ended June 30, 2011 filed August 22, 2011

File No.  333-147917

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated September 20, 2011.

1.  With respect to comment number one with respect to the Report of the Company’s Independent Registered Public Accounting Firm and compliance with PCAOB standard/U.S. GAAP:

The Company’s Independent Registered Public Accounting Firm has revised the going concern paragraph of their audit report to use the word “substantial” as opposed to “significant” doubt.

2.   With respect to comment number 2 regarding the Company’s Evaluation of Disclosure Controls and Procedures:

We have amended the disclosure to reference the proper date of the evaluation:  December 31, 2010.   We have also disclosed that additional personnel will be needed to remediate any deficiencies in the Company’s controls and procedures.

3.   With respect to comment number 3 regarding deficiencies in the Company’s controls and procedures:

We  have deleted the reference that “we do not believe that this weakness has had any impact on our financial reporting and the control environment”.

4.   With respect to comment number 4 regarding the omission of the auditor’s consent:

The auditor’s consent was omitted in error and is filed with this amended annual report.

5.   With respect to comment number 5 and the inclusion of the cash flow statements for the six months ended June 30, 2011 and 2010:

We have amended our quarterly report to include the cash flow statements.   These statements were inadvertently omitted in the edgarization process.

6.   With respect to comment 6, and posting the Company’s interactive data file on its website:

The Company will undertake to post the interactive data files.

7.   With respect to comment number 7 and the required verbiage in the certifications:

We have amended the certifications to comply with the proper wording as prescribed in Item 601(b)(31(i).

The undersigned, on behalf of Bio-Solutions, Corp. acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Gilles Chaumillon

Gilles Chaumillon

Chief Executive Officer